Exhibit 99.1

High-Trend International Group Eliminates Financing Overhang and Plans Cancellation of 630,000 Class A Ordinary Shares (Originally Scheduled to Become Eligible for Resale on May 1, 2026)

New York, May 4, 2026, High-Trend International Group (NASDAQ: HTCO, the “Company”) today announced that it has fully repaid all outstanding obligations under its financing arrangement with Streeterville Capital, LLC (“Streeterville”) and has terminated the related transaction documents, thereby eliminating the associated financing overhang.

In connection with the repayment, Streeterville has agreed to return previously issued 630,000 Class A ordinary shares to the Company. These shares were originally scheduled to become eligible for resale on May 1, 2026. The acquisition of the shares by the Company will reduce the number of shares that could otherwise become available for trading in the future.

The Company also sold an unsecured promissory note to Mr. Jinyu Chang, controller of the Company and it former Chairman of the board of directors, for $2.6 million. The note carries an annual interest rate of 5%, which is payable together with the principal, one year after issuance.

HTCO Chairman Mr. Christopher Nixon Cox states “the full repayment and termination of this financing arrangement represent a meaningful step in strengthening our balance sheet and removing a potential market overhang.”

About High-Trend International Group

High-Trend International Group is a global ocean transportation company with core businesses in international shipping.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by words such as “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions. Actual results may differ materially from those indicated by these forward-looking statements due to various risks and uncertainties, including but not limited to those detailed in the Company’s filings with the U.S. Securities and Exchange Commission. All information in this press release is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.